October 12, 2007

Mail Stop 4561
Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York, 10022

> **Re:** **E*Trade Financial Corporation**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed your supplemental response letter dated August 31, 2007 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1. Considering the significance of your lending activities to your business as a whole, and in an effort to provide greater transparency surrounding the risks related to those lending activities (particularly credit risk), please disclose the following information in a separate section (e.g. *Credit Risk Management*) of your September 30, 2007 Form 10-Q and future 1934 Act Filings:

    - discuss each of your business activities where credit risk arises and explain how you manage and assess loan quality and the related credit risks;
    - discuss (quantitatively and qualitatively) the key performance indicators or metrics you use in managing credit risk (e.g. 1st lien and 2nd lien loan distribution by FICO, etc.); and
    - provide your proposed disclosures in your correspondence to us.

2.   We do not see (either in this Form 10-Q or in your 2006 Form 10-K) where you have provided an ample discussion of your significant products and services (particularly your lending products). In light of our comments in this letter as well as our letter to you dated July 26, 2007, please address the following in your September 30, 2007 Form 10-Q and future 1934 Act Filings (refer to Item 101 of Regulation S-K):

- provide a robust discussion of <u>each</u> of your business products and services;
- as it relates to your mortgage, home equity and other lending activities, disclose your loan pricing and underwriting practices/standards;
- discuss any significant concentrations within your loan portfolio, particularly concentrations where there is an inherent elevated credit risk (e.g. 2nd lien HELOCs and HEILs, etc.); and
- disclose the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue.

3.   We read your response to comments one and two of our letter to you dated July 26, 2007 and have additional questions. Please address the following regarding your "HELOCs, HEILs and other loans" (collectively referred to as "loans"):

- tell us your underwriting policies for purchased loans;
- tell us who you purchased the loans from (quantify such amounts from each seller);
- tell us if you are the service provider for the loans;
- tell us if you originated the 1st lien mortgages associated with the loans and subsequently sold those loans, and if so, tell us who you sold those loans to;
- tell us if you are the service provider for the 1st lien mortgages associated with the loans; and
- tell us if there are any differences (both qualitative and quantitative) in your methodology for determining the allowance for loan losses on originated loans and purchased loans.

<u>Allowance for Loan Losses, page 20</u>

4.   We note your tabular presentation of the analysis of the allowance for loan losses is less detailed than that provided in your December 31, 2006 Form 10-K . In an effort to provide greater transparency throughout your periodic filings, please revise this table, starting with your September 30, 2007 Form 10-Q to include a greater level of detail (i.e. charge-offs and recoveries by loan type). Further, you should include additional discussion and analysis, as necessary, to allow an investor to understand the credit quality of loans in your loan portfolio. Refer to Section IV.A-B of Industry Guide III and revise accordingly.

5.   Please provide us with the information requested above for the quarterly period ended June 30, 2007.

Form 8-K filed September 17, 2007

6.   We note your disclosure that given the significant deterioration in the mortgage market in August and particularly the pace of change in the performance of home equity loans in August, you expect charge-offs of $95 million and total provision expense of $245 million in the second half of 2007. Please address the following:

- describe for us, and clarify in your September 30, 2007 Form 10-Q, the significant deterioration events that occurred during August 2007;
- explain to us how those events resulted in the expected charge-off and provision amounts noted above and justify why the amounts should not have been recorded in previous periods;
- explain to us how you determined the expected amounts noted above are sufficient and larger amounts are not required; and
- clarify in your September 30, 2007 Form 10-Q how the increased charge-offs and increased provision expense impacted the allowance for loan losses and related key metrics (e.g. allowance for loan losses as a percentage of total loans, and the allocation of the allowance to the HELOCs, HEILs and other portfolio, etc.).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

 You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief